                                                                      EXHIBIT 21

NEWS RELEASE


                    CONTACT:  Donald D. Huffman
                              Vice President, Finance & Administration
                              Chief Financial Officer
                              (408) 450-4751


                     CELTRIX REPORTS SECOND QUARTER RESULTS

                           PRIVATE FINANCING COMPLETED

     SANTA CLARA, CA -- November 19, 1998 -- For the second quarter ended September 30, 1998, Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) reported revenues of $23,000, operating expenses of $8,662,000, and a net loss of $8,606,000, or $0.41 per share. These results include a non-recurring restructuring charge of $5.2 million, of which $4.5 million is a non-cash charge, in connection with the action taken in September to focus on the clinical development of SomatoKine(R), resulting in a reduction of the cash burn rate from $13 million to $2 million.

     In comparison, revenues for the second quarter ended September 30, 1997 were $55,000, operating expenses were $3,460,000 and the net loss was $3,213,000, or $0.15 per share. Operating loss and net loss for the second quarter of 1998 without the non-recurring restructuring charge were comparable to the same period last year.

     Celtrix also announced today that it has raised $2 million in a private equity placement, primarily from existing investors. The private placement consisted of 4 million shares of Celtrix common stock, priced at fair market value on the effective date of the transaction. For every share of stock issued, the company also issued one and one-half warrants to purchase additional shares of Celtrix common stock at $0.55, which represented 110 percent of fair market value on the effective date. The warrants expire in January 2002.

     At September 30, 1998, Celtrix had $1,002,000 in cash, cash equivalents and short-term investments, $2,902,000 on a pro-forma basis after completion of the financing. Management expects that the proceeds from this financing, along with current cash and short-term investments, will be sufficient to fund Celtrix's operations into the third calendar quarter of 1999.

     "We have successfully completed the restructuring that allows us to reduce our burn rate to approximately $2 million per year. Our efforts are concentrated on establishing corporate partnerships and other opportunities that will enable the continued development of SomatoKine," said Andreas Sommer, Ph.D., president and chief executive officer.

     "We continue to be encouraged by the results from our clinical trials. Previously, we reported promising interim data from Phase II feasibility trials in severe osteoporosis (recovery from hip fracture surgery) and expect to report final results from this trial by year-end. We also expect by year-end to present additional clinical data on the effects of SomatoKine on reversing catabolism in burn patients," said Dr. Sommer. "Results from an ongoing Phase II feasibility study in diabetes will be available shortly thereafter."


                                     -more-

"Celtrix Reports Second Quarter Results"
Page 2



CELTRIX PHARMACEUTICALS

     Celtrix is a biopharmaceutical company developing novel therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, a novel IGF-BP3 complex, for treatment of a broad range of metabolic disorders. SomatoKine is currently undergoing Phase II clinical testing for the treatment of severe osteoporosis (recovery from hip fracture), traumatic burns and diabetes. Other potential indications include protein wasting diseases associated with cancer, AIDS, advanced kidney failure and other life-threatening conditions. Celtrix has also licensed rights for development of another molecule, TGF-beta-2, to Genzyme Corporation for incorporation into its comprehensive program for tissue repair. Genzyme is currently in Phase II clinical testing using TGF-beta-2 for the treatment of dermal ulcers.

     This news release contains certain forward-looking statements within the meaning of Section 21 of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability to enter into collaboration(s) with corporate partners, obtaining additional funding for further research, continuation of the same observations in future clinical trials involving SomatoKine, as well as risks associated with future clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.


                            -FINANCIAL CHARTS FOLLOW-

                         CELTRIX PHARMACEUTICALS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In Thousands)


                                                           September 30,         March 31,
                                                               1998                1998
                                                           -------------      -------------
                                                            (unaudited)
ASSETS

  Current assets:
    Cash, cash equivalents and short-term investments         $1,002              $ 7,913
    Receivables and other current assets                         165                  219
                                                           -------------      --------------
      Total current assets                                     1,167                8,132

    Property and equipment, net                                1,103                7,062
    Intangible and other assets, net                           2,620                2,682
                                                           -------------      --------------
                                                              $4,890              $17,876
                                                           =============      ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

  Current liabilities:
    Accounts payable and accrued liabilities                  $1,729              $ 2,234
    Accrued restructuring costs                                  474                   --
    Current portion of capital lease obligations                  --                    8
                                                           -------------      --------------
       Total current liabilities                               2,203                2,242

  Deferred rent                                                   --                  890

  Stockholders' Equity                                         2,687               14,744
                                                           -------------      --------------
                                                              $4,890              $17,876
                                                           =============      ==============

                         CELTRIX PHARMACEUTICALS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)
                                  (unaudited)



                                                     Three Months Ended                 Six Months Ended
                                                         September 30,                     September 30,
                                                    ----------------------           ------------------------
                                                      1998          1997               1998            1997
                                                    --------      --------           --------        --------
Revenues:
  Product sales                                     $     --      $    33           $     10         $    33
  Other revenues                                          23           22                 49              46
                                                    ---------     --------          ---------        --------
                                                          23           55                 59              79

Costs and expenses:
  Cost of sales                                           --            1                 --               1
  Research and development                             2,817        3,060              5,818           6,065
  General and administrative                             667          399              1,230             947
  Restructuring costs                                  5,178           --              5,178              --
                                                    ---------     --------          ---------        --------
                                                       8,662        3,460             12,226           7,013
                                                    ---------     --------          ---------        --------
Operating loss                                        (8,639)      (3,405)           (12,167)         (6,934)

Interest income, net                                      33          192                108             416

Gain on sale of investment
  in Prograft Medical, Inc.                               --           --                 --             737
                                                    ---------     --------          ---------        --------
                                                    $ (8,606)     $(3,213)          $(12,059)        $(5,781)
                                                    =========     ========          =========        ========

Basic and diluted net loss per share                  $(0.41)      $(0.15)            $(0.57)         $(0.28)
                                                    =========     ========          =========        ========

Shares used in basic and diluted
  per share computation                               21,601       20,985             21,061          20,985
                                                    =========     ========          =========        ========
